Exhibit 99.1

                                               knowledge. judgement. EXPERIENCE.
W.P. STEWART
   & Co., Ltd.                                                     PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

22nd March, 2005

    W.P. Stewart Announces the Appointment of Henry B. Smith as President and
              Chief Executive Officer and Other Management Changes


The Board of Directors of W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") today announced the following management changes effective May 1, 2005.

      o The appointment of Henry B. Smith, 56, to the newly created position of President and Chief Executive Officer of the Company. Mr. Smith has been a director of W.P. Stewart since June, 1998; is Chairman of the Executive Committee of the Board and was previously a member of the Audit Committee of the Board. Mr. Smith was President and Chief Executive Officer of The Bank of Bermuda Limited (the "Bank") prior to its acquisition by HSBC Holdings, plc. ("HSBC") in February, 2004. Subsequently, he served as Executive Director of the Bank to assist in the integration of its business operations with HSBC. Mr. Smith continues to serve as a non-executive director of The Bank of Bermuda Limited. He is a Director of AXIS Capital Holdings Limited and has been active in several community organizations in Bermuda over many years. He is a graduate of Trinity College, Hartford, CT.

      o The appointment of Rocco Macri, 45, to the position of Managing Director and Chief Operating Officer. Mr. Macri joined W.P. Stewart in March, 1999 and has served as Deputy Managing Director - Chief Financial Officer since September, 2001. Prior to joining the Company he was a Partner in the accounting firm, Lopez, Edwards Frank & Co., LLP, certified public accountants.

      o The appointment of Susan Leber, 38, to the position of Deputy Managing Director - Chief Financial Officer. Previously Ms. Leber was Deputy Managing Director - Financial Operations. She joined W.P. Stewart in March, 1999 from Lopez, Edwards Frank & Co., LLP, certified public accountants, where she held the position of Senior Manager.

      o William (Bill) P. Stewart, 68, will remain as Chairman of the Board of Directors and will continue to directly manage client accounts.

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.0. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585, fax: 441.296.6823

      o John C. Russell, 70, currently Deputy Chairman and Managing Director will remain Deputy Chairman.

In commenting on these management changes, Bill Stewart said: "I am pleased that Henry has accepted our invitation to take the position of President and Chief Executive Officer and welcome him to the senior management team at W.P. Stewart. He's an experienced and effective leader."

"As John Russell and I relinquish many of our responsibilities I am confident that our global corporate management team and our strong investment group positions the Company well, as we seek to extend our successful 30-year history in the investment advisory business serving our clients throughout the world.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


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